October 17, 2007

Via EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Dear Mr. Cash:

Progressive Gaming International Corporation (the “Company” or “PGIC”), hereby submits the responses set forth below to your Comment Letter to the Company dated October 3, 2007 (the “Comment Letter”) pertaining to the following filings:

1.	Form 10-K for the Fiscal Year Ended December 31, 2006;

2.	Form 10-Q for the Fiscal Quarter Ended March 31, 2007;

3.	Form 10-Q for the Fiscal Quarter Ended June 30, 2007; and

4.	Form 8-K Filed August 14, 2007

File No. 000-22752

The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comments, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 7 – Goodwill and Intangible Assets, page 73

Comment 1. We note your response to prior comment 12. Please revise future filings to disclose the reason for the reclassification of $12.4 million from perpetual license to goodwill during 2005. Additionally, in future filings, please provide a more transparent explanation of the movement of your goodwill account given that you have also written off $12.8 million with the sale of the table game division to Shuffle Master, Inc. We believe that this information would be beneficial to investors.

Response 1. The Company will revise future filings as requested.

Comment 2. We note your response to prior comment 14 and remind you to file your amended Form 10-K to delete the reference to an expert.

Response 2. The Company plans to file its amended Form 10-K on or before Monday, October 22, 2007.

Mr. John Cash

October 17, 2007

Form 8-K Filed August 14, 2007

Comment 3. Please supplementally explain to us how you are accounting for the registration rights agreement and any resulting damages, and provide in your September 30, 2007 interim financial statements the appropriate disclosures. Refer to FASB Staff Position EITF 00-19-2 for guidance.

Response 3. Under Section 2 of the Registration Rights Agreement dated August 13, 2007, the Company agreed to:

•	File a registration statement for the resale of the shares within 30 days of the closing date of the private equity transaction;

•

Assure that the registration statement becomes effective within 90 days after the closing date of the private equity transaction (or within 120 days in the event the SEC reviews and has comments on the registration statement or related documents); and

•	Use “reasonable efforts” to maintain the effectiveness of the registration statement for three years, or until all of the shares have been resold (the “Effectiveness Period”).

FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements,” (the “FSP”) addresses an issuer’s accounting for registration payment arrangements, and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss.” The FSP clarifies that a financial instrument subject to a registration payment should be accounted for in accordance with other applicable GAAP without regard to the contingent registration payment obligation.

The FSP states that if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability shall be included in the allocation of the proceeds from the financing transaction using the measurement guidance in FAS No. 5. If the transfer of consideration under a registration payment arrangement becomes probable and can be reasonably estimated subsequent to the inception of the arrangement, or if a previously recognized contingent liability increases or decreases in a subsequent period, the recognition shall be included in earnings. Furthermore, disclosure of registration payment arrangements are required, even if the likelihood of the issuer having to make any payments under the arrangement is remote.

In connection with the execution of the Registration Rights Agreement (the “Agreement”) and as of the date of this response, the Company has assessed the likelihood that it would be required to make payments to investors under Section 2 of the Agreement. The Company concluded that at the date of the Agreement and date of this response, there were no events or circumstances that have occurred which would lead the Company to believe that a loss under Section 2 of the Agreement was probable. This assessment was based on the fact that the registration statement was filed within 30 days of the closing of the transaction and the Company intends to make all “reasonable efforts” to achieve and continuously maintain the effectiveness of the registration statement as required under Section 2 of the Agreement.

The Company plans to continually assess the probability of losses under Section 2 of the Agreement in the period leading up to the issuance of the September 30, 2007 consolidated financial statements and in subsequent periods until the Effectiveness Period has expired in accordance with the terms of the Agreement.

As a result of the consideration of the facts and circumstances and the relevant accounting literature, the Company concluded that:

•

At the date of the Registration Rights Agreement, the likelihood was remote that it would be required to make payments under the liquidated damages clause of the Registration Rights Agreement, and that therefore no contingent liability should be recognized at that date;

Mr. John Cash

October 17, 2007

•

A contingent liability should be recognized if subsequent to the date of the Registration Rights Agreement, the likelihood of liquidated damages payments becomes probable and the amount can be reasonably estimated;

•	The registration payment arrangement should be disclosed in accordance with paragraph 12 of FASB Staff Position EITF 00-19-2.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Heather A. Rollo
Heather A. Rollo
Executive Vice President, Chief Financial Officer, and Treasurer

cc:	Steven M. Przesmicki, SEC Counsel, Cooley Godward Kronish LLP
Dale Welcome, SEC Division of Corporation Finance
Mark Kercher, Audit Engagement Partner, Ernst & Young LLP